Management’s Discussion and Analysis

For the Year ended December 31, 2008

Dated: March 24, 2009

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar
		December 31,
		2008	2007

Rate at end of period		1.21800	0.98200
Average rate for period		1.06600	1.07440
High for period		1.29350	1.18730
Low for period		0.97650	0.90570

www.oanda.com

Conversion Table

Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb	– Part per billion	1	ppb	=	0.0010	ppm	=	0.000030 oz/t
ppm	– Part per million	100	ppb	=	0.1000	ppm	=	0.002920 oz/t
oz	– Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670 oz/t
oz/t	– Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000 g/tonne
g	– Gram
g/tonne	– gram per metric ton	1	oz/t	=	34.2857	ppm
mg	– milligram	1	Carat	=	41.6660	mg/g
kg	– kilogram	1	ton (avdp.)	=	907.1848	kg
ug	– microgram	1	oz (troy)	=	31.1035	g

Information from www.onlineconversion.com

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

1.	Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) is dated March 24, 2009 and provides analysis of Quaterra’s financial results for the year ended December 31, 2008 compared to the previous year.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). These principles conform in all material respects with generally accepted accounting principles in the United States, except as disclosed in Note 16 to the financial statements. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

2.	Additional information

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov . Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

3.	Overview

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, uranium, molybdenum, and precious metals in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

4.	Overall Performance

a)	Corporate

i)	On February 2, 2008, Tracy Stevenson was appointed Chairman of the Company’s Board of Directors, adding additional depth at the executive level.

ii)

On February 29, 2008, the Company announced its common shares had been approved for listing on the American Stock Exchange (AMEX) and its common shares began to trade on Monday March 3, 2008 under the symbol QMM.

iii)

On April 16, 2008, the Company closed a non-brokered private placement with issuance of 3,482,500 units for gross proceeds of US$11,144,000. Each unit includes one common share and one half share purchase warrant, with one full warrant exercisable to purchase one additional common share at

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

US$4.20 per share expiring on October 17, 2009. Proceeds of the private placement have been used primarily to fund exploration and drilling programs at the MacArthur copper project in Nevada, uranium pipe targets on the Arizona Strip, and general corporate purposes.

iv)

On October 28, 2008, the Company announced that it was seeking TSX Venture Exchange (“Exchange”) approval for a non-brokered private placement of up to US$5,000,000 by way of Non- Transferrable Convertible Promissory Notes (“Notes”) in the ratio of US$0.60 of Note equals one unit where one unit is equal to one common share and one full warrant to buy one common share. The Notes will have a term of two years from the date of issuance unless previously converted or redeemed and will bear interest at a rate of 10% per annum payable at maturity or upon conversion or redemption. If the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for 10 consecutive trading days after the first four months of the issuance, the Notes outstanding shall automatically be deemed to have been redeemed and converted into units in the ratio of US$0.60. Any interest payable will be converted into common shares of the Company at the market rate on the date of conversion. In November and December 2008, the Company closed tranches 1 and 2 of the non-brokered private placement for gross proceeds of US$2,619,673 ($3,188,326). On January 15, 2009, the Company closed the 3rd tranche of the non-brokered private placement for aggregating proceeds of US$3,787,973.

b)	Exploration

i)

On January 31, 2008, the Company announced drilling at its 100%-owned MacArthur project near Yerington, Nevada, had expanded and partially delineated a broad zone of acid-soluble copper mineralization beneath, south and to the north and northwest of the historic MacArthur copper oxide deposit.

ii)

On March 11, 2008, drill results from the Company’s Nieves property in Zacatecas, Mexico were announced. The program was successful in extending the Concordia high grade silver vein mineralization and intersected significant new mineralization in the adjacent Arroyo fault, which may be a new mineralized structure or may host the faulted extension of the Concordia vein.

	iii)	On April 8, 2008, the Company announced the discovery of a blind uranium pipe, the first new discovery on the Arizona Strip in 18 years.

iv)

On May 12, 2008, the Company announced that drilling at Crestones and Mirasol in Durango had not intersected significant mineralization but that mapping has identified a prospective epithermal gold- silver target at Americas, also in Durango.

v)

On June 24, 2008 the Company announced the discovery of a new breccia pipe with high-grade uranium mineralization on the second VTEM geophysical anomaly tested by drilling on the Company’s Arizona Strip Project.

	vi)	On July 22, 2008, the Company acquired Cave Peak molybdenum prospect covering three breccia pipes, one of which contains significant molybdenum mineralization.

vii)

On August 6, 2008, the Company announced that it had extended the zone of primary copper mineralization in the Gallagher area west of the MacArthur pit with drill results for two core holes and 15 reverse circulation holes at its 100%-owned MacArthur project near Yerington, Nevada. A further two RC holes located 1,500 feet north of the MacArthur pit intersected strong secondary copper mineralization adding further definition to a northern east-west section.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

viii)

In two news releases dated September 10, 2008 and October 7, 2008 the company announced that a 24 hole core drilling program totaling 6,173 meters, completed from May to August 2008, at its Nieves Property was successful in defining both high-grade vein and potential bulk-mineable silver mineralization along a 400 meter section of the Concordia vein.

ix)

On September 30, 2008 the Company announced completion of a joint venture agreement with EXMIN Resources Inc. on its East Durango concession which abuts and is directly north of Quaterra’s Mirasol-Las Americas property.

x)

On November 24, 2008, the Company announced that it secured an option with the Willow Creek Discovery Group, LLC, to acquire 100% of the Willow Creek porphyry molybdenum prospect in southwestern Montana, 40 miles southeast of Missoula and 10 miles northwest of Phillipsburg.

xi)

On January 26, 2009 the Company announced that Tetra Tech, Inc. of Golden, Colorado had completed an initial NI43-101 compliant independent resource estimate for the MacArthur Copper Project in Lyon County, Nevada. MacArthur’s initial measured and indicated oxide/chalcocite resource verified 52.04 million tonnes averaging 0.239% total copper (TCu) contains 273.6 million pounds of copper and an inferred oxide/chalcocite resource of 78.76 million tonnes averaging 0.283% TCu contains 429.3 million pounds of copper. It also confirmed an inferred primary sulfide resource of 5.81 million tonnes averaging 0.539% TCu containing 68.9 million pounds of copper. All tonnage and grade figures were calculated using a cutoff grade 0.18% TCu.

xii)

On March 2, 2009 the Company and 50% joint venture partner Blackberry Ventures 1, LLC. announced that Caracle Creek International Consulting Inc. of Toronto had completed a NI43-101 compliant independent resource estimate for its Nieves silver property in northern Zacatecas, Mexico. The Nieves’ initial indicated resource confirmed 2.63 million tonnes averaging 110.2 g/t silver, containing 10.26 million ounces of silver and an inferred resource of 2.09 million tonnes averaging 96.6 g/t silver containing an additional 7.0 million ounces of silver. These figures are based on a cutoff grade of 60 g/t silver.

xiii)

On March 19, 2009, the Company announced the discovery of a new silver vein at the Las Americas project in Durango, Mexico. Hole AMD-3 intersected 32 meters averaging 28 g/t silver, including 2.5 meters averaging 222 g/t silver. Rock chip sampling also delineated a gold target on the adjacent Mirasol prospect.

5.	Update on Mineral Properties

a)	Uranium Project – Arizona, Utah and Wyoming
i)

Quaterra’s 2008 program of uranium exploration followed up on the discovery of the A-1 mineralized pipe with a drilling program dedicated to testing several of the many airborne geophysical anomalies on the Company’s properties in northern Arizona. A total of 42,250 feet were drilled in 23 deep and 20 shallow holes to investigate 9 VTEM anomalies. Down-hole time domain electromagnetic (TEM) surveys were conducted on several of the deep holes to locate pyrite caps and position additional holes to identify uranium mineralization at depth.

ii)

The first hole to test the second geophysical anomaly identified a new breccia pipe with high-grade uranium mineralization at A-20. Discovery Hole A-20-01 intercepted a thickness of 34.5 feet averaging 0.37% U3O8 at a depth of 1,442 feet, including a high-grade zone of 6.5 feet averaging 0.63% U3O8 at a depth of 1,443 feet. The hole also intercepted a deeper zone of 13.0 feet averaging 0.46% at a depth of 1,567 feet that includes a higher grade interval of 10.0 feet averaging 0.58%. The

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

discovery underscored the validity of the airborne electromagnetic technique and raised expectations for the more than 200 moderate to high priority anomalies remaining on the Company’s property.
iii)

Near surface structures suggestive of possible blind pipes were identified in all but three of seven additional targets tested during the year. The A-18 target, located midway between and about half a mile from Quaterra’s mineralized Ollie and A-20 pipes, is in an ideal position for a single development to access all three targets. To date, five deep and two shallow holes have been completed that define a 40-foot-deep structural depression at the upper Fossil Mountain horizon. The deep holes have encountered up to eight feet of altered Hermit shale and a strongly altered section of Coconino sandstone that are indicative of close proximity to a pipe throat.

iv)

Drilling at the A-51 target, located 1.5 miles west of the Company’s A-1 discovery provided similar encouragement. Three shallow holes and four deep holes defined a 60-foot-deep structure at the upper Fossil Mountain horizon and more than 20 feet of alteration in the Hermit shale. A gamma log of one deep hole showed a radiometric anomaly over a thickness of 15 feet in the Toroweap Formation. The holes are believed to have encountered the outer margins of a breccia pipe structure.

v)

While waiting to complete a down-hole survey, one rig was moved to the Ollie prospect to re-enter and probe an old hole drilled by Energy Fuels Nuclear in 1990. The probe identified an intercept in hole JH2618-04 of 52.5 feet averaging 0.24% eU3O8 at a depth of 1,342.5 feet, including 27.0 feet averaging 0.36% eU3O8 at a depth of 1,359.5 feet. A down-hole TEM survey (using technology that was nonexistent during the EFN program) identified a significant anomaly to the south of the drilled area which suggests that a large section of the Ollie pipe may remain untested. The down-hole TEM proved exceptionally valuable in locating the pyrite cap and providing information to target additional drill holes.

vi)

The A-21 VTEM target may also be a pipe, but deep drilling has failed to encounter the throat below the upper Coconino horizon. Three shallow and two deep holes have defined approximately 30 feet of structural closure in the Kaibab Formation and up to five feet of altered Hermit Shale below the lower Coconino contact indicating the proximity of a pipe structure. Additional shallow drilling will be required to target the pipe throat at depth.

vii)

The Company’s land position on the Arizona Strip, selectively staked to cover airborne geophysical anomalies, has given Quaterra a unique advantage in the search for breccia pipes. The success of Quaterra’s 2008 drilling program has proven the validity of the geophysical targets and added significantly to the prospective value of the many anomalies remaining to be tested on the Company’s properties.

viii)

Anti-mining activists have filed a lawsuit against the U.S. Secretary of the Interior, the U.S. Department of the Interior and the Bureau of Land Management seeking to challenge their refusal to withdraw certain federal lands from the right of location and entry under U.S. mining laws. If successful, this legal action could result in the revocation of the Company’s rights to explore and develop its uranium claims on the Arizona Strip. Quaterra believes that the lawsuit is without legal merit and has sought Intervener status in the lawsuit to protect its interests.

ix)

Acquisition costs incurred to December 31, 2008 were $3,534,618 and exploration expenditures were $6,982,347 for a total of $10,516,965. Acquisition costs incurred to December 31, 2007 were $2,956,192 and exploration expenditures were $3,519,528 for a total of $6,475,720.

b)	MacArthur Property – Nevada

i)

Quaterra drilled 50,600 feet in 81 reverse circulation and 5 core holes during 2008 to complete a 20- month drilling program totaling 80,100 feet. The data was used by Tetra Tech of Denver, Colorado to complete a 43-101 compliant independent technical report and resource estimate on the MacArthur project. MacArthur’s measured and indicated oxide/chalcocite resource of 52.04 million tonnes averaging 0.239% total copper (“TCu”) containing 273.6 million pounds of copper and an inferred oxide/chalcocite resource of 68.76 million tonnes averaging 0.283% TCu containing 429.3 million

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

pounds of copper. An inferred primary sulfide resource of 5.81 million tonnes averaging 0.539% TCu containing 68.9 million pounds of copper. All tonnage and grade figures were calculated using a cutoff grade 0.18% TCu.

ii)

Although limited to a maximum disturbance of 5 acres under a Notice of Intent permit, the Company’s drilling program was designed to maximize the use of existing roads and disturbances. The program successfully targeted a deeper chalcocite zone in step-out holes from the pit, expanded the known oxide mineralization, and encountered a large, underlying tabular blanket of mixed oxide- chalcocite mineralization that remains open for extension by additional drilling. The 50-150 foot thick zone of secondary copper has been defined over an area of approximately 1.5 square miles. The chalcocite blanket is associated with and overlies primary chalcopyrite mineralization verified by Quaterra’s deeper drillholes in the western and northern margins of the drilled area. The primary copper mineralization in the northern area is a target for a possible porphyry center.

iii)

iA helicopter-borne aeromagnetic survey conducted over the project early in 2008 coupled with an inversion of historical IPR data presents a geophysical interpretation of the MacArthur project area both indicative of mineralization presently identified on the project and encouraging for future growth of the deposit though additional drilling. High magnetic anomalies located at the southwest and northeast margins of the drilled areas present attractive targets for the discovery of primary sulfide mineralization. The North Porphyry target to the northeast is further substantiated by both coincident IP and low resistivity anomalies. Limited drilling near the North Porphyry target and in the Gallagher prospect to the southwest have intersected significant widths of chalcopyrite mineralization. The strongest part of both anomalies remains untested as does a large area of subdued magnetic response due partially to the intense leaching of the near surface rocks that resulted in the formation of the oxide copper and chalcocite zones.

iv)

Tetra Tech’s technical report on the MacArthur project indicates that significant potential for development of additional mineral resources are present within and adjacent to the current drill-hole pattern. The report recommends more infill drilling within the known oxide/chalcocite resource area, including a 2,000 foot by 2,000 foot area west of the pit; step-out drilling to enlarge the oxide/chalcocite resource to the north, south and west; and deep drilling to evaluate the potential for additional primary sulfide mineralization at depth.

v)

Acquisition costs incurred to December 31, 2008 were $812,380 and exploration expenditures were $7,452,228 for a total of $8,264,608. Acquisition costs incurred to December 31, 2007 were $525,713 and exploration expenditures were $2,407,015 for a total of $2,932,728. A payment of US$350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties.

c)	Alaska Properties

i)	Duke Island – Alaska
(1)

Quaterra contracted Fugro Airborne Surveys Inc. in early 2008 to conduct a 20-square-mile HeliGeoTEM survey for the identification of new drilling targets on the Duke Island project. The airborne time domain survey defined a strong conductive anomaly with a “wine glass” shaped profile adjoining the Marquis, Far North and Zone A targets. The anomaly is approximately 4,000 feet wide by 5,000 feet long with an additional 2,000 foot extension along the southern edge. The profile axis is oriented northwest-southeast with Zone A located at a position near the “wine glass” base and the Marquis and Zone A targets forming the edges of the “wine glass”.

(2)

The southwestern margin of the anomaly corresponds to a thick section of massive to semi- massive sulfides encountered by Quaterra’s past drill holes exploring the Marquis target. Because of the large size of the “wine glass” anomaly, the Company followed up the program with a surface gravity and natural source audio-magneto telluric (NSAMT) survey for better definition of specific drill targets. The survey also covered other EM anomalies including the Monte,

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

Lookout, Far Northeast and Northeast to identify areas of more massive and possibly higher grade sulfide mineralization. Processing and inversions of the gravity and NSAMT data are in progress. The gravity data will be merged with earlier surveys to define gradients related to the conductors identified by the airborne EM survey. Bona fide geophysical targets emerging from this review will represent attractive drill targets.

iii)	Herbert Glacier Gold Project – Alaska
	(1)	The Company has conducted only maintenance work on its Herbert Glacier projects during the period.
iv)

Acquisition costs incurred to December 31, 2008 were $254,772 and exploration expenditures were $2,357,173 for a total of $2,611,945. Acquisition costs incurred to December 31, 2007 were $185,344 and exploration expenditures were $1,833,592 for a total of $2,018,936.

d)	Nieves Property – Mexico
	i)	2008 Program

(1)

The Company and 50% joint venture partner Blackberry Ventures 1, LLC. completed a 24 hole core drilling program totaling 6,173 meters from May to August 2008 which was successful in defining both high-grade vein and potential bulk-mineable silver mineralization along the Concordia vein system over a horizontal distance of 400 meters, a depth of 150-200 meters and an average true thickness of 40 meters.

(2)

These holes, in combination with previous holes completed by the joint venture, provide approximately 50 meter drill coverage both along strike and down dip on a 400 meter section of the Concordia vein. True thicknesses are about 80% of intercept widths reported.

		(3)	All holes contain significant mineralization except QTA-60, which was drilled almost parallel to the Concordia vein to test a secondary target. Highlights include:
(4)

Hole QTA-65, drilled 50 meters east and 50 vertical meters above hole QTA-48 (47.48 meters averaging 142 g/t silver, including a 4.67 meter interval with 777 g/t silver), intersected 42.35 meters beginning at 62 meters averaging149 g/t silver, including 4.12 meters averaging 743 g/t silver.

(5)

Hole QTA-74, drilled 50 meters east and about 100 vertical meters below the QTA-55 intercept, cut 38.00 meters averaging 157 g/t silver, including a 3.9 meter intercept averaging 581 g/t silver. Three holes (QTA-70, QTA 71 and QTA-59), drilled at successively deeper 50 meter intervals below QTA-55, all intersected thick intervals of mineralization:

(6)

Hole QTA-80. Two separate intervals (13.50 meters of 254 g/t silver and 13.58 meters of 213 g/t silver) which include narrower high grade intervals (1.64 meters of 1,065 g/t silver and 4.00 meters of 580 g/t silver. Hole QTA-80, in combination with hole QTA-19 (1.5 meters of 4,020 g/t silver approximately 200 meters to the west), points to attractive high-grade silver potential along this portion of the Concordia vein.

(7)

Caracle Creek International Consulting Inc. of Toronto completed a NI43-101 compliant independent resource estimate for Nieves based on this drilling. The Nieves’ initial indicated resource confirmed 2.9 million tonnes averaging 110.2 g/t silver, containing 10.26 million ounces of silver and an inferred resource of 2.3 million tonnes averaging 96.6 g/t silver contains an additional 7.0 million ounces of silver. These figures are based on a cutoff grade of 60 g/t silver.

(8)

Since inception to December 31, 2008, the Company had incurred $1,355,726 for acquisition costs and $1,734,890 for exploration expenditures giving a total of $3,090,616 for its 50% interest in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$3,183,951 for its 50% interest in Nieves.

		(9)	Since inception to December 31, 2007, the Company had incurred $1,302,933 for acquisition costs and $1,102,956 for exploration expenditures giving a total of $2,405,889 for its 50% interest

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s 10% administration fee, US$2,229,172 for its 50% interest in Nieves.

e)	Yerington – Nevada

i)

On May 1, 2007, Quaterra received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. Assuming successful completion of due diligence, the Company plans to explore the property as part of its ongoing exploration drilling program at MacArthur.

ii)

The Company’s review of the Arimetco assets in the Yerington Mining District has progressed slowly but steadily. The Chambers Group Inc. and Golder Associates Inc. completed a Phase I Environmental Site Assessment Report (ESA) in April 2008 as part of the Company’s due diligence. The purpose of this Phase I ESA is to identify conditions indicative of releases or threatened releases of hazardous substances so that the Company may establish liability protection as a bona fide prospective purchaser. This report is essential to obtain requested environmental protections for past mining-related activities.

iii)

The original 180-day review period which began on July 13, 2007 was extended for an additional 120 day period to February 16, 2009 and remains incomplete and has been extended for a further 120 day period to June 16, 2009.

iv)

Acquisition costs incurred to December 31, 2008 were $1,338,894 and exploration expenditures were $689,125 for a total of $2,028,019. Acquisition costs incurred to December 31, 2007 were $979,078 and exploration expenditures were $277,000 for a total of $1,256,078.

f)	Mirasol – Las Americas – Mexico

i)

Six widely spaced reconnaissance core holes totaling 2,515 meters were completed at the Company’s 100%-owned Las Americas project at Americas in the fourth quarter of 2008 to evaluate a series of northwesterly striking epithermal quartz veins.

ii)

One of the holes contained significant silver mineralization. Hole AMD-3 intersected 32 meters of 28 g/t silver in the Marimar vein beginning at a depth of 80 meters, including 2.5 meters averaging 222 g/t silver (8.2 feet averaging 6.5 oz/ton). The Marimar vein is 300 meters east of the other known veins and surrounded by post-mineral alluvium.

iii)

Americas forms part of the Company’s Americas-Mirasol-Tecolotes projects, a group of contiguous concessions covering an area of 94,107 hectares (363 square miles), located in eastern Durango in the central part of the Mexican Silver Belt.

iv)

Continued mapping and sampling in the Mirasol concession, which is adjacent to Americas, has identified a new gold prospect at Loma Aguila. A low-lying zone of silicified limestone outcrop and rubblecrop covering an area of about 100 meters by 150 meters in the midst of a flat alluvial plain contains anomalous to ore-grade gold mineralization, with 31 of 139 rock chip samples (22%) containing gold values greater than 0.1 ppm gold. Six samples contain greater than 1 g/t gold including a high value of 2.78 g/t. The showing is interpreted to be part of a hydrothermal feeder vent at a deeper erosional level than other mineralized showings in adjacent areas.

	v)	Additional mapping, sampling and geophysical surveys are planned for both the Americas and Mirasol prospects, with drilling tentatively scheduled to begin in the second half of 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

vi)

The Americas-Mirasol-Tecolotes project area is located in the Municipality of Simon Bolivar, Durango, Mexico, about half way between the cities of Durango and Torreon. The Americas and Mirasol concessions are 100% owned by Quaterra through its Mexican subsidiary Aqua Tierra SA de SV. The Tecolotes concession is a joint venture between Quaterra and EXMIN SA de CV, a subsidiary of EXMIN Resources Inc. Under the terms of the agreement, Quaterra may earn a 75% interest in the concession by spending US$500,000 in exploration and making annual payments to EXMIN totaling US$100,000 over a four year period.

vii)

Acquisition costs incurred to December 31, 2008 were $349,961 and exploration expenditures were $1,679,426 for a total of $2,029,387. Acquisition costs incurred to December 31, 2007 were $314,742 and exploration expenditures were $367,322 for a total of $682,064.

g)	Los Crestones Project – Mexico
	i)	The Company has conducted only claim maintenance work at Crestones during the period.
ii)

Acquisition costs incurred to December 31, 2008 were $84,334 and exploration expenditures were $1,392,870 for a total of $1,477,204. Acquisition costs incurred to December 31, 2007 were $78,097 and exploration expenditures were $1,368,426 for a total of $1,446,523.

h)	Other Properties
	i)	Wassuk Project, Nevada
(1)

Quaterra enlarged its stake in the Yerington District in Q1 2008 following the completion of a 2600 line mile airborne magnetic survey conducted by EDCON-PRJ of Tucson, Arizona. The geophysical survey covered approximately 140 square miles over most of the historic mines and included detail surveys of the MacArthur and Bear deposits. The new data was then digitized and merged with older surveys to provide a detailed magnetic map of nearly the entire district.

(2)

The geophysical survey defined an interesting magnetic anomaly 5 miles east of Yerington that became the subject of Quaterra’s newly acquired Wassuk (formerly called Majuba Hill ) Prospect. The property consists of 77 leased claims and 205 newly staked claims over a broad valley covered by alluvium. Along the western margin of the Wassuk anomaly, outcropping granodiorite with quartz monzonite porphyry dikes displays both alteration and copper oxide mineralization bearing a close similarity to the MacArthur deposit. Moreover, the alteration and mineralization is what might be expected peripheral to a covered porphyry system that may lie at depth below the valley to the east. The Company has conducted preliminary geological mapping and sampling in the areas surrounding the anomaly and will consider the area for an intital phase of drilling after the completion of additional surface work in 2009.

	ii)	Other properties of the Company include various properties in the USA, and Mexico. See Note 7 in the consolidated financial statements for the year ended December 31, 2008.

6.	Future plans

a)

MacArthur: Additional drilling on the MacArthur project is dependent on receipt of an approved Plan of Operations (POO) that is now pending with the Bureau of Land Management. A Class III cultural survey has been completed on the entire claim block and submitted with a draft EA that outlines an initial plan for 272 drill-hole locations necessary to define the margins of mineralization and infill the resource area. Until the POO is approved and a Decision Record issued, work on the project is expected to include preliminary metallurgical testing, geophysical studies, and a review of district exploration data from the Anaconda Library in Laramie, Wyoming.

b)

Nieves: Drilling completed in 2008 at the Nieves Silver Project was successful in defining a large proportion of the resource as an indicated mineral resource category. This drilling shows that the mineral resource displays strong continuity along strike and down dip and that mineralization continues outside of

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

the current drilling extents. The Company and Blackberry Ventures LLC is confident that closer-spaced drilling within the currently defined resource will demonstrate continuity of high-grade zones that were difficult to constrain in the current model.

7.	Mineral Property Expenditure

a)

During the year ended December 31, 2008, the Company incurred $13,330,365 on mineral property expenditures. The total mineral properties expenditure was allocated as follows; 40.0% on MacArthur, 30.3% on Uranium properties, 10.1% on Mirasol and Americas, 5.8% on Yerington, 5.1% on Nieves, 4.4% on the Alaskan properties (Duke Island), 4.0% on other properties, and 0.2% on Los Crestones.

	b)	Information on all mineral property expenses by property can be found in Note 7 of the audited consolidated financial statements dated December 31, 2008.

	c)	The deferred mineral property costs as at December 31, 2008 were as follows:

All Mineral Properties	Balance	Additions				Change during	Total
	31–Dec–07	Q1	Q2	Q3	Q4	the Period	31–Dec–08
	$	$	$	$	$	$	$
Summary by Expenditures
Total acquisitions	7,837,438	392,510	293,899	751,273	282,738	1,720,420	9,557,858
Total exploration	11,717,268	2,678,831	3,203,077	3,260,984	2,467,053	11,609,945	23,327,213
Total	19,554,706	3,071,341	3,496,976	4,012,257	2,749,791	13,330,365	32,885,071

Summary by Property
Nieves, net of cost recovery	2,405,889	36,893	230,676	337,485	79,673	684,727	3,090,616
Los Crestones	1,446,523	18,471	7,453	3,274	1,483	30,681	1,477,204
Mirasol–Americas	682,064	423,422	150,357	218,243	555,301	1,347,323	2,029,387
MacArthur copper	2,932,728	1,247,014	1,844,006	1,437,345	803,515	5,331,880	8,264,608
Yerington copper	1,256,078	282,002	210,472	78,355	201,112	771,941	2,028,019
Uranium properties	6,475,720	674,390	871,984	1,568,560	926,311	4,041,245	10,516,965
Alaskan properties	2,018,936	185,598	92,811	268,446	46,154	593,009	2,611,945
Other properties	2,336,768	203,551	89,217	100,549	136,242	529,559	2,866,327
Total	19,554,706	3,071,341	3,496,976	4,012,257	2,749,791	13,330,365	32,885,071

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

All Mineral Properties	Balance	Additions				Change during	Total
	31–Dec–06	Q1	Q2	Q3	Q4	the Period	31–Dec–07
	$	$	$	$	$	$	$
Summary by Expenditures
Total acquisitions	3,197,586	1,041,068	301,971	2,332,471	964,342	4,639,852	7,837,438
Total exploration	4,658,246	1,043,512	1,885,961	1,721,933	2,407,616	7,059,022	11,717,268
Total	7,855,832	2,084,580	2,187,932	4,054,404	3,371,958	11,698,874	19,554,706

Summary by Property
Nieves, net of cost recovery	1,900,755	17,112	14,846	88,202	384,974	505,134	2,405,889
Los Crestones	534,286	238,345	238,812	348,014	87,066	912,237	1,446,523
Mirasol–Americas	239,602	70,889	113,512	105,392	152,669	442,462	682,064
MacArthur copper	250,915	236,526	589,274	714,749	1,141,264	2,681,813	2,932,728
Yerington copper	–	12,306	143,512	778,326	321,934	1,256,078	1,256,078
Uranium properties	2,205,297	1,351,275	976,688	1,472,795	469,665	4,270,423	6,475,720
Alaskan properties	2,650,226	3,083	13,877	32,028	84,661	133,649	2,783,875
Other properties	74,751	155,044	97,411	514,898	729,725	1,497,078	1,571,829
Total	7,855,832	2,084,580	2,187,932	4,054,404	3,371,958	11,698,874	19,554,706

8.	Review of Financial Results

a)

For the year ended December 31, 2008, the Company reported a net loss of $6,834,181 compared to a net loss of $7,303,204 for the previous year. The decreased loss in 2008 was mainly attributable to the decreased stock-based compensation expense of $2,958,838 in 2008 compared $4,502,163 in 2007, offset by changes in foreign exchange gains and losses. Other fluctuations are discussed below:

	b)	Exploration Costs

Exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties. If they do not have characteristics of property, plant and equipment, they are expensed as incurred. Exploration costs charged to operations during 2008 were $633,741 compared to $229,334 for the prior year resulting from an increase in the consideration of potential properties in Mexico.

	c)	General Administrative Expenses

		i)	General administrative expenses include overheads associated with administering and financing the Company’s exploration activities.

ii)

General administrative expenses were $3,700,226 (excluding stock-based compensation and amortization), an increase of $1,653,411 compared to $2,046,815 in 2007. The higher costs resulted from the increased support required for advancing the MacArthur and Uranium mineral properties including the retention of additional personnel, the rising regulatory costs associated with increased regulatory requirements in Canada and the United States, and general and administration expenditures to support the Company’s expanded operations. The increased costs are outlined as follows:

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

	2008	2007	Increase	Change
Exploration			(decrease)
General exploration	$633,741	$229,334	$404,407	176%

General and administrative expenses
Administration and office expenses	762,279	322,420	439,859	136%
Consulting	783,750	472,356	311,394	66%
Investor relations and communications	427,497	324,214	103,283	32%
Professional fees	826,709	299,926	526,783	176%
Transfer agent and regulatory	214,354	147,674	66,680	45%
Salaries and benefits	449,549	263,544	186,005	71%
Travel & promotion	152,297	167,998	(15,701)	–9%

Other and non–cash items:
Interest income	55,555	248,684	(193,129)	–78%
Foreign exchange gain (loss)	446,118	(778,126)	1,224,244	–157%
Joint venture admin fee	68,726	47,859	20,867	44%
Interest and financing costs	33,752	–	33,752
Stock–based compensation	2,958,838	4,502,163	(1,543,325)	–34%
Amortization	$78,023	$43,309	$34,714	80%

iii)

Administration and office general expenses increased by $439,859 from $322,420 in 2007 to $762,279 in 2008 resulting from expanded supporting activities in US subsidiaries including office space, computer expense, increased Director’s and Officers’ insurance coverage, and higher consumption of office supplies;

iv)	Consulting fees increased by $311,394 from $472,356 in 2007 to $783,750 in 2008 resulting from
•	the contracting of consultants in respect to compliance with the Sarbanes-Oxley Act (“SOX”) of the United States, with which the Company must be compliant commencing at year end December 31, 2008;
•	payments of consultants for indirect Arizona environmental legal suit; and
•	increased charges by a related party for corporate secretarial services.
v)	Investor relations and communication increased $103,283 from $324,214 in 2007 to $427,497 in 2008 resulting from additional road shows, trade shows and conferences in 2008.
vi)	Professional fees increased by $526,783 from $299,926 in 2007 to $826,709 in 2008 resulting from increased legal fees of $397,413 and increased accounting and audit services of $129,370.
vii)	Regulatory and transfer agent fees increased $66,680 from $147,674 in 2007 to $214,354 in 2008 resulting from US regulatory filing fees pursuant to the Company’s listing in the United States.
viii)	Salaries and benefits increased by $186,005 from $263,544 in 2007 to $449,549 in 2008 resulting from added personnel in the US subsidiary and increased benefit coverage for US employees.
ix)	The increases were partially offset by reduced travel expenses.

d)	Other and Non-Cash Items

	i)	Interest income reduced by $193,129 from $248,684 in 2007 to $55,555 in 2008 due to lower average cash balances and interest rates in 2008 compared to 2007.
	ii)	Foreign exchange: the Company recognized a foreign exchange gain of $446,118 in 2008 compared to a foreign exchange loss of $778,126 in 2007. The foreign exchange gain in 2008 resulted primarily

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

from the effect of the strengthening of the value of the United States dollar on the Company’s cash holdings. Volatility in the United States to the Canadian dollar exchange rate could continue to result in foreign exchange gains or losses as the Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

iii)

The Company charges 10% administration fee on its Nieves Joint Venture partner’s shared exploration costs. An increase of $20,867 from $47,859 in 2007 to $68,726 in 2008 was mainly due to additional drilling carried out on the Nieves property in 2008.

iv)	Interest and financing costs were related to the convertible notes issued in November and December 2008.
v)

Stock-based compensation decreased by $1,543,325 from $4,502,163 in 2007 to $2,958,838 in 2008 primarily due to the vesting provision for the 2008 grant. During the year ended December 31, 2008, 2,390,000 (2007 – 2,261,000) stock options were granted at an average exercise price of $3.31 (2007 - $3.29). Under the vesting provisions, 50% of the options granted were vested immediately for directors and officers, and 33% for employees and consultants. The value of stock-based compensation was determined by Black Scholes option pricing model. Based on the existing stock option grants, stock-based compensation expense for 2009 is expected to be $967,679. Any additional grants in 2009 will increase this expense.

vi)	Amortization: increased by $34,714 from $43,309 for 2007 to $78,023 for 2008. This is due to the purchase of computers and vehicles held in a subsidiary.

e)	Selected Financial Data

The following annual and quarterly information is derived from the Company’s consolidated financial statements:

	December 31,
	2008	2007	2006
Total Revenues	$124,281	$296,543	$128,963
Net Loss for year	(6,834,181)	(7,303,204)	(3,830,534)
Basic & diluted loss per share	(0.08)	(0.09)	(0.05)
Total Assets	34,397,289	24,198,211	17,340,544
Total long term financial liabilities	2,953,370	270,050	–
Cash dividends declared	$–	$–	$–

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

	Dec 31,	Sept 30,	Jun 30,	Mar 31	Dec 31	Sept 30,	Jun 30,	Mar 31,	Dec 31,
	2008	2008	2008	2008	2007	2007	2007	2007	2006
	$	$	$	$	$	$	$	$	$
Operating expenses	$(1,045,336)	$(847,581)	$(1,063,668)	$(821,664)	$(676,059)	$(405,391)	$(549,223)	$(459,451)	$(211,786)
Interest earned	2,386	17,572	24,949	10,648	41,355	54,205	62,770	90,354	30,060
Joint venture admin	9,755	33,570	22,245	3,156	47,859	–	–	–	–
Foreign exchange	13,600	432,199	(164,454)	164,773	(44,294)	(242,974)	(413,887)	(76,971)	115,647
General exploration	(178,467)	(267,439)	(119,846)	(67,989)	(31,449)	(67,843)	(57,241)	(72,801)	(78,640)
Loss	(1,198,062)	(631,679)	(1,300,774)	(711,076)	(662,588)	(662,003)	(957,581)	(518,869)	(144,719)
Stock–based compensation	(530,283)	(305,942)	(1,713,095)	(409,518)	1,620,850	(5,834,303)	(15,555)	(273,155)	(880,374)
Write off									(6,603)
Financing costs	(33,752)	–	–	–	–	–	–	–	–
Net (Loss) income	(1,762,097)	(937,621)	(3,013,869)	(1,120,594)	958,262	(6,496,306)	(973,136)	(792,024)	(1,031,696)
Basic and diluted (loss) per share	$(0.02)	$(0.01)	$(0.03)	$(0.01)	$0.01	$(0.08)	$(0.01)	$(0.01)	$(0.01)

(f)	Fourth Quarter

Operating expenses increased by $369,277 or 55% from $676,059 in 2007 to $1,045,336 in 2008; general exploration costs increased by $147,018 or 467% from $31,449 in 2007 to $178,467 in 2008. These changes are due to increased exploration activities in Mexico. Foreign exchange loss reduced by $57,894 or 131% from $44,294 loss in 2007 to $13,600 gain in 2008 due to the weakening of Canadian dollar during the year. The change in stock-based compensation was due to the revised volatility assumption used in the Black- Scholes option pricing model to calculate the fair value of options granted.

(g)	Quarterly Trend

.Mineral property expenditures can vary from quarter to quarter depending when option payments are due and the stage of the exploration program. For example, drilling may slow down for a period of time when results are analyzed, resulting in lower costs during that period.

The significant variance in the Company’s reported loss from quarter to quarter arises from granting stock options. Based on the time and vesting schedule of the grant, the amount for stock-based compensation can be quite large in any given quarter. The Company has had no revenue from mining operations since its inception. Income was generated through interest earned on banker’s acceptance investments and a GIC.

9.	Related Party Information

	a)	The Company is party to an agreement dated March 27, 2006 with Atherton Enterprises Ltd. (“Atherton”), which was amended in July 2008, to retain the services of Scott Hean as Chief Financial Officer.

b)

Manex Resource Group (“Manex”), a private company controlled by a director of the Company provided comprehensive management, administration, equipped office space and corporate development services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. Please see financial statements Note 10 for more detailed information.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

10.	Financial Conditions, Liquidity and Capital Resources

a)

The Company has limited financial resources and finances its operations by raising capital in the equity markets. As at December 31, 2008, the Company has cash and cash equivalents of $524,590. The Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

b)

At December 31, 2008, the Company had a working capital deficiency of $504,419 compared to a working capital surplus of $2,866,527 as at December 31, 2007. During the year ended December 31, 2008, the Company raised $557,690 through the exercise of stock options and received gross proceeds of US$11,144,000 from its non-brokered private placement and US$2,619,673 from convertible notes. Subsequent to December 31, 2008, the Company closed its third tranche of the convertible notes for additional proceeds of US$1,170,300

c)

The Company spent $4,108,832 (2007 - $2,014,535) in operations in 2008, purchased an additional $105,592 (2007 - $172,187) in equipment, $178,212 (2007 - $59,594) in reclamation bonds and spent $13,366,464 (2007 - $9,132,683) on mineral properties.

d)

The Company’s cash and cash equivalents as at December 31, 2008 was $524,590 compared with $3,389,900 as of December 31, 2007. The Company had $1,490,911 of current liabilities compared with $1,436,220 as of December 31, 2007. The increase is the result of higher drilling expenditures during 2008.

e)

As the Company is in the exploration stage, its operations have been and may continue to be funded by the sale of equity to investors. Although the Company has been successful in raising funds in the past through issuing common shares and convertible notes, it is uncertain whether it will continue this financing due to difficult conditions. Management is renegotiating mineral property option payments, discussing with brokers for possible equity financing and various parties who are interested in participating in the Company’s properties and exploration activities.

11.	Commitments and Contingencies

	a)	As at March 24, 2009, the Company has the following contractual and optional obligations:

		Less than 1			More than 5
	Total	year	1–3 years	4–5 years	years
Mineral properties (a)	$14,299,990	$1,834,978	$6,582,072	$3,824,520	$2,058,420
Office Lease (b)	508,450	133,450	375,000		–
Service agreement (c)	15,000	15,000	–	–	–
Total	$14,823,440	$1,983,428	$6,957,072	$3,824,520	$2,058,420

b)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. In addition to the cash payment, the Company is required to issue 100,000 common shares for Willow Creek property in each of 2009 and 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

c)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year notice. The current expiry date is June 30, 2012 (Note 10a). The Company also had two office leases in Kanab, Utah and Yerington, Nevada United States.

d)

In January 2007, the Company engaged Roman Friedrich & Company Ltd. (“Roman”) to provide financial and advisory services to the Company. The retainer fee is $15,000 per month of which $7,500 is to be paid in cash and the remaining $7,500 is payable in common shares of the Company subject to regulatory approval. As of December 31, 2008, $15,000 is to be paid in shares for services received from November to December 2008.

e)

In September 2008, three environmental groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona Strip and the economic viability of the Company’s Arizona uranium project. While the Company is not a defendant in the lawsuit, the Company believes the lawsuit is without legal merit and is taking actions to protect its interests.

12.	Outstanding Shares, Stock Options and Share Purchase Warrants

As at March 24, 2009, 87,483,483 common shares were issued and outstanding, 6,104,041 warrants were outstanding at a weighted average exercise price of $1.83, and 7,170,500 stock options were outstanding at a weighted average exercise price of $2.56 of which 5,878,000 were fully vested.

13.	Off Balance Sheet Arrangements

None.

14.	Disclosure Controls and Internal Control over Financial Reporting

a)

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating the Company is made known to management and disclosed in accordance with applicable securities regulations.

b)

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

c)

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial report was effective as of December 31, 2008.

d)

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

	e)	The Audit Committee of the Company has reviewed this MD&A, and the consolidated financial statements for the year ended December 31, 2008, and the Board of Directors approved these documents prior to their release.

15.	Changes in Accounting Policies and Recent Accounting Pronouncements

a)

The Company’s significant accounting policies are subject to estimates and, key judgments about future events, many of which are beyond management’s control. A detailed summary of the Company’s significant accounting policies is included in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2008.

	b)	Accounting Policies Changes

		i)	Effective January 1, 2008, the Company adopted the following amended and new Canadian Institute of Chartered Accountants (“CICA”) accounting pronouncements:
		•	Section 1400 (amended) – General Standards of Financial Statement Disclosure
		•	Section 1535 - Capital Disclosure
		•	Section 3862 – Financial Instruments – Disclosure
		•	Section 3863 – Financial Instruments – Presentation

		ii)	These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements.

iii)

The amendments to Section 1400 were in connection with the requirements to assess and disclose an entity’s ability to continue as a going concern. The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s financial statement disclosure, or on its consolidated financial position or its consolidated results of operations.

iv)

Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 12 to these consolidated financial statements.

v)

Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks. The Company has included disclosures recommended by the new Handbook section in Note 4 to these consolidated financial statements.

		vi)	The adoption of these new standards did not have a material impact on the Company’s consolidated financial position or its consolidated results of operations.

	c)	Recent Accounting Pronouncements

		i)	The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which established standards for the recognition, measurement, presentation, and for intangible assets, subject

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

to certain exceptions. Section 1000, “Financial Statements Concepts” was also amended to provide consistency with this new standard. These standards are effective for the Company beginning January 1, 2009. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

ii)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures.

iii)

The Company is completing a preliminary diagnostic and developing an IFRS conversion implementation plan, which includes a detailed assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan also considers the impact of the conversion of the Company’s information technology systems, internal controls over financial reporting, performance measurement systems, disclosure controls and procedures and other business activities that may be influenced by GAAP measurements.

iv)

The Company is currently performing an analysis of the significant IFRS-GAAP differences with respect to the Company’s financial statements and disclosures. The Company will quantify the potential effect of theses differences as part of the conversion implementation plan. Certain key members of the accounting department of the Company have been attending in-depth training sessions regarding IFRS-GAAP differences with a particular focus on how they apply to entities in the mining industry.

16.	Risks and Uncertainties

a)

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

b)

The Company does not generate any revenues from production. The Company’s success will depend largely upon its ability to commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

c)

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

e)

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

e)

The ability to attract capital to the Company is dependent on commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

f)

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

16.	Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

17.	Forward-Looking Statements

a)

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

b)

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

c)

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year ended December 31, 2008

d)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities.